                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                           --------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 60

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.

                              ---------------------
                                 (Name of Issuer)

                     Common Stock, par value $.01 per share

                        --------------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                October 20, 2005

                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

----------------------
CUSIP NO. 38141G 10 4                                     13D
------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     As to a group consisting solely of Covered Persons(1)          (a)     [x]
     As to a group consisting of persons other than Covered Persons (b)     [x]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEM 2(d) OR 2(e) [ ] (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
             7.   SOLE VOTING POWER: 0
             -------------------------------------------------------------------
 NUMBER OF   8.  SHARED VOTING POWER (See Item 6) (Applies to each person
  SHARES         listed on Appendix A.)
BENEFICIALLY     34,175,751 Voting Shares(2) held by Covered Persons
  OWNED BY       7,870 Shared Ownership Shares held by Covered Persons(3)
 REPORTING       18,550,037 Sixty Day Shares held by Covered Persons(4)
  PERSON         2,255,661 Other Shares held by Covered Persons(5)
   WITH      -------------------------------------------------------------------
             9.  SOLE DISPOSITIVE POWER (See Item 6)
                 As to Voting Shares, less than 1%
                 As to Shared Ownership Shares, Sixty Day Shares and Other
                 Shares, 0
             ------------------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER (See Item 6):
             As to Voting Shares, 0
             As to Shared Ownership Shares, less than 0.01%
             As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,989,319
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.91%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities (1) that are corporations; OO as to Reporting Entities that are trusts

------------------
1     For a definition of this term, please see Item 2.

2     For a definition of this term, please see Item 6.

3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

5 "Other Shares" include: (i) 457,670 shares of Common Stock held by 33 private charitable foundations established by 26 Covered Persons; (ii) 1,797,700 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 291 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.


                                                              ITEM 6
                                                           CITIZENSHIP
                   ITEM 1                                 (UNITED STATES
-----------------------------------------------------    UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                                  INDICATED)
-----------------------------------------------------   ------------------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                                                Pakistan
Yusuf A. Aliredha                                            Bahrain
Philippe J. Altuzarra                                         France
John A. Ashdown                                                 UK
Akio Asuke                                                    Japan
Neil Z. Auerbach
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                                             Morocco
Milton R. Berlinski                                      The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Jean-Luc Biamonti                                             Monaco
Lloyd C. Blankfein
Dorothee Blessing                                             Germany
Charles W.A. Bott                                               UK
Craig W. Broderick
Richard J. Bronks                                               UK
Lawrence V. Calcano
Richard M. Campbell-Breeden                                     UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm                                            Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                                                 Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly                                         Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                                                   UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                                            Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                                               Canada
Neil D. Crowder
Matthew H. Cyzer                                                UK
Michael D. Daffey                                           Australia
John S. Daly                                                 Ireland
Stephen D. Daniel                                             Canada
Philip M. Darivoff
Diego De Giorgi                                               Italy
Michael G. De Lathauwer                                      Belgium
Francois-Xavier de Mallmann                             France/Switzerland
Daniel L. Dees
Mark Dehnert
Paul C. Deighton                                                UK
James Del Favero                                            Australia
Juan A. Del Rivero                                            Spain
Martin R. Devenish                                              UK
Salvatore Di Stasi                                            Italy
Armando A. Diaz
Alexander C. Dibelius                                        Germany
Simon P. Dingemans                                              UK
Joseph P. DiSabato
Suzanne O. Donohoe
Mario Draghi                                                  Italy
William C. Dudley
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                                                France
Kenneth M. Eberts III
Paul S. Efron
Herbert E. Ehlers
Edward K. Eisler                                             Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans                                              Canada
Fenglei Fang                                                  China
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald                                       Australia
Pierre-Henri Flamand                                          France
Edward C. Forst

                                                          ITEM 6
                                                        CITIZENSHIP
                   ITEM 1                             (UNITED STATES
---------------------------------------------------   UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                               INDICATED)
---------------------------------------------------   ----------------
Christopher G. French                                        UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                                           Ireland
Peter C. Gerhard
Robert R. Gheewalla
Scott A. Gieselman
Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich
Richard J. Gnodde                                         Ireland/
                                                       South Africa
Jeffrey B. Goldenberg
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
William M. Grathwohl
Stefan Green                                             Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                                               India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                                            Japan
A. John Hass
Keith L. Hayes                                               UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                                            Germany
Philip Holzer                                             Germany
Robert Howard
Zu Liu Frederick Hu                                        China
Edith A. Hunt
Phillip S. Hylander                                          UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                                           Ireland
Robert C. Jones
Robert S. Kaplan
Scott B. Kapnick
Toshinobu Kasai                                            Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                                          Germany
Kevin W. Kennedy
Thomas J. Kenny
Robert C. King, Jr.
Timothy M. Kingston

Shigeki Kiritani                                           Japan
Remy Klammers                                              France
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                                            France
Johan Leven                                                Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                                             UK
Anthony W. Ling                                              UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                                           UK
Peter B. MacDonald                                           UK
Mark G. Machin                                               UK
John A. Mahoney
Charles G. R. Manby                                          UK
Robert J. Markwick                                           UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                                             UK
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney

                                                            ITEM 6
                                                         CITIZENSHIP
                   ITEM 1                              (UNITED STATES
---------------------------------------------------   UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                                INDICATED)
---------------------------------------------------   ----------------
Sanjeev K. Mehra                                           India
Michael R. Miele
Therese L. Miller
Masanori Mochida                                           Japan
Philip J. Moffitt                                        Australia
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
J. Ronald Morgan III
Simon P. Morris                                              UK
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                                     UK
Donald R. Mullen
Marc O. Nachmann                                          Germany
Jeffrey P. Nedelman
Duncan L. Niederauer
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                                           Canada
Terence J. O'Neill                                           UK
Timothy J. O'Neill
Richard T. Ong                                            Malaysia
Taneki Ono                                                 Japan
Nigel M. O'Sullivan                                          UK
Fumiko Ozawa                                               Japan
Robert J. Pace
Gregory K. Palm
James R. Paradise                                            UK
Geoffrey M. Parker
Sanjay H. Patel                                            India
Henry M. Paulson, Jr.
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                                             Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                                                  Canada
John J. Rafter                                            Ireland
Charlotte P. Ransom                                          UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                                             Japan
Pablo J. Salame                                           Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                                            Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                                             UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood                                          UK
Ravi M. Singh
Ravi Sinha                                               India/USA
Edward M. Siskind
Jeffrey S. Sloan
Michael M. Smith
Sarah E. Smith                                               UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                                              Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                                         Germany
David H. Tenney
Mark R. Tercek
Massimo Tononi                                             Italy
Mark J. Tracey                                               UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale

                                                           ITEM 1
                                                        CITIZENSHIP
         ITEM 6                                        (UNITED STATES
---------------------------------------------------   UNLESS OTHERWISE
NAMES OF REPORTING PERSONS                                INDICATED)
---------------------------------------------------   ----------------

Irene Y. Tse                                             Hong Kong
Robert B. Tudor III
Eiji Ueda                                                  Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                                          Canada
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                                            Germany
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Lance N. West
Matthew Westerman                                            UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Michael S. Wishart
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                                          Lebanon
Paul M. Young
William J. Young
Paolo Zannoni                                              Italy
Yoel Zaoui                                                 France
Jide J. Zeitlin
Kevin Zhang                                                China

REPORTING ENTITIES

           ITEM 1                                             ITEM 6             NAME OF ESTABLISHING
       NAME OF ENTITY                  TYPE OF ENTITY  PLACE OF ORGANIZATION        COVERED PERSON
--------------------------------       --------------  ---------------------  ---------------------------
Anahue Limited                           Corporation          Jersey              Andrew A. Chisholm
Bott 2004 Settlement                        Trust               UK                 Charles W.A. Bott
Campbell-Breeden 2004 Settlement            Trust               UK            Richard M. Campbell-Breeden
Deighton 2004 Settlement                    Trust               UK                 Paul C. Deighton
Devenish 2004 Settlement                    Trust               UK                Martin R. Devenish
Dingemans 2004 Settlement                   Trust               UK                Simon P. Dingemans
Drayton 2004 Settlement                     Trust               UK                   Karen R. Cook
French 2004 Settlement                      Trust               UK               Christopher G. French
HJS2 Limited                             Corporation      Cayman Islands             Hsueh J. Sung
Ling 2004 Settlement                        Trust               UK                  Anthony W. Ling
Manby 2004 Settlement                       Trust               UK                Charles G.R. Manby
Markwick 2004 Settlement                    Trust               UK                Robert J. Markwick
O'Neill 2004 Trust                          Trust               UK                Terence J. O'Neill
Ransom 2004 Settlement                      Trust               UK                Charlotte P. Ransom
RJG Holding Company                      Corporation      Cayman Islands           Richard J. Gnodde
Robinelli Limited                        Corporation          Jersey              Claudio Costamagna
Sharp 2004 Settlement                       Trust               UK                 Richard S. Sharp
Sherwood 2004 Settlement                    Trust               UK                Michael S. Sherwood
Tracey 2004 Settlement                      Trust               UK                  Mark J. Tracey
Westerman 2004 Settlement                   Trust               UK                 Matthew Westerman
Zurrah Limited                           Corporation          Jersey                  Yoel Zaoui

      This Amendment No. 60 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 60 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

      This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

      (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

      Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

      Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

      (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The

Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

      The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

      Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

      (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

      (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

      (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders'

Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

      The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

      The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

      Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

      For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000 or exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering). The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options, less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

      The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

      In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

      In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

      Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

      The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

      The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

      Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

      The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Suzanne M. Nora Johnson and Lloyd C. Blankfein are the members of the Shareholders' Committee.

PLEDGE AGREEMENTS

      Certain Covered Persons have pledged in the aggregate 1,426,535 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

      In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

      GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

      In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

      Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                     Description
-------                                     -----------
   A.             Registration Rights Instrument, dated as of December 10, 1999
                  (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
                  005-56295)).

   B.             Supplemental Registration Rights Instrument, dated as of
                  December 10, 1999 (incorporated by reference to Exhibit H to
                  Amendment No. 1 to the Initial Schedule 13D, filed December
                  17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
                  Group, L.P. (incorporated by reference to Exhibit I to
                  Amendment No. 2 to the Initial Schedule 13D, filed June 21,
                  2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C.
                  (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
                  005-56295)).

   E.             Supplemental Registration Rights Instrument, dated as of June
                  19, 2000 (incorporated by reference to Exhibit R to Amendment
                  No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File
                  No. 005-56295)).

   F.             Power of Attorney (incorporated by reference to Exhibit X to
                  Amendment No. 14 to the Initial Schedule 13D, filed March 29,
                  2001 (File No. 005-56295)).

   G.             Supplemental Registration Rights Instrument, dated as of
                  December 21, 2000 (incorporated by reference to Exhibit AA to
                  Amendment No. 12 to the Initial Schedule 13D, filed January
                  23, 2001 (File No. 005-56295)).

   H.             Supplemental Registration Rights Instrument, dated as of
                  December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

   I.             Supplemental Registration Rights Instrument, dated as of
                  December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

   J.             Form of Written Consent Relating to Sale and Purchase of
                  Common Stock (incorporated by reference to Exhibit FF to
                  Amendment No. 35 to the Initial Schedule 13D, filed January 8,
                  2003 (File No. 005-56295)).

   K.             Supplemental Registration Rights Instrument, dated as of
                  December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

   L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
                  Schedule 13D, filed June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                             CONVICTIONS OR        BENEFICIAL
                                                                             VIOLATIONS OF      OWNERSHIP OF THE
                                                                            FEDERAL OR STATE     COMMON STOCK OF
                                                          PRESENT           LAWS WITHIN THE        THE GOLDMAN
  NAME            CITIZENSHIP    BUSINESS ADDRESS        EMPLOYMENT         LAST FIVE YEARS     SACHS GROUP, INC.
---------         -----------   -------------------  ------------------     ----------------   ---------------------
Steven M.             USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Bunson                          New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.

Russell E.            USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Makowsky                        New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.

Michael H.            UK        26 New Street,       Partner,                     None         None
Richardson                      St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

Anthony J.            UK        26 New Street,       Partner,                     None         None
Dessain                         St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)

    AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

      None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 18,550,037 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX  E

ITEM 5(C).  DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED
            BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                                NUMBER OF SHARES          TRADE DATE               PRICE PER SHARE (IN $)
--------------                                ----------------      ------------------           ----------------------
Frances R. Bermanzohn                               8,700           September 21, 2005                   116.31
James Del Favero                                      303           September 21, 2005                   116.05
H. John Gilbertson Jr.                              1,000           September 21, 2005                   115.80
Rumiko Hasegawa                                    15,274           September 21, 2005                   115.80
A. John Hass                                        4,000           September 21, 2005                   116.50
Peter Hollmann                                        100           September 21, 2005                   115.68
Peter Hollmann                                        100           September 21, 2005                   115.80
Peter Hollmann                                        100           September 21, 2005                   115.84
Peter Hollmann                                        100           September 21, 2005                   115.88
Peter Hollmann                                        100           September 21, 2005                   116.07
Peter Hollmann                                        100           September 21, 2005                   116.13
Peter Hollmann                                        100           September 21, 2005                   116.20
Peter Hollmann                                        200           September 21, 2005                   116.29
Peter Hollmann                                        100           September 21, 2005                   116.46
Peter Hollmann                                        100           September 21, 2005                   116.50
Peter Hollmann                                        100           September 21, 2005                   116.57
Peter Hollmann                                        100           September 21, 2005                   116.84
Peter Hollmann                                        100           September 21, 2005                   117.18
Peter Hollmann                                        100           September 21, 2005                   117.24
Zu Liu Frederick Hu                                 1,000           September 21, 2005                   117.00
Robert C. Jones                                     1,000           September 21, 2005                   116.13
Robert C. Jones                                     1,000           September 21, 2005                   116.15
Robert C. Jones                                       500           September 21, 2005                   116.50
Terence J. O'Neill                                 60,000           September 21, 2005                   115.80
Stuart M. Rothenberg                                1,250           September 21, 2005                   117.50
Stuart M. Rothenberg                                1,250           September 21, 2005                   117.50
Mark R. Tercek                                      4,300           September 21, 2005                   116.33
Neil D. Crowder                                     1,500           September 22, 2005                   116.90
Juan A. Del Rivero                                 11,193           September 22, 2005                   115.68
Suzanne O. Donohoe                                  7,219           September 22, 2005                   118.48
H. John Gilbertson Jr.                              4,244           September 22, 2005                   117.77
Gwen R. Libstag                                     6,059           September 22, 2005                   118.44
Audrey A. McNiff                                    2,000           September 22, 2005                   118.73
Stuart M. Rothenberg                                3,750           September 22, 2005                   117.84
Stuart M. Rothenberg                                3,750           September 22, 2005                   117.84
Gene T. Sykes                                      10,000           September 22, 2005                   118.30
Mark R. Tercek                                      8,550           September 22, 2005                   117.34
Donald J. Truesdale                                 2,000           September 22, 2005                   117.11
John S. Weinberg                                   25,000           September 22, 2005                   118.00
John S. Weinberg                                   25,000           September 22, 2005                   119.00
Neil D. Crowder                                     1,500           September 23, 2005                   119.31
John S. Daly                                        1,000           September 23, 2005                   119.09
J. Michael Evans                                   30,000           September 23, 2005                   119.22

COVERED PERSON                                NUMBER OF SHARES          TRADE DATE               PRICE PER SHARE (IN $)
--------------                                ----------------      ------------------           ----------------------
Steven M. Feldman                                   2,000           September 23, 2005                   119.13
Jeffrey B. Goldenberg                               5,000           September 23, 2005                   119.73
Robert C. Jones                                       500           September 23, 2005                   118.81
Wayne L. Moore                                     20,000           September 23, 2005                   119.35
Robert J. Pace                                     10,000           September 23, 2005                   119.20
Stuart M. Rothenberg                                2,500           September 23, 2005                   119.39
Stuart M. Rothenberg                                2,500           September 23, 2005                   119.41
Byron D. Trott                                     15,000           September 23, 2005                   119.50
Neil D. Crowder                                     1,400           September 26, 2005                   119.90
Neil D. Crowder                                       100           September 26, 2005                   119.91
Alexander C. Dibelius                              20,500           September 26, 2005                   119.78
Jana Doty                                             626           September 26, 2005                   119.90
Peter Hollmann                                        154           September 26, 2005                   119.83
Peter Hollmann                                        100           September 26, 2005                   119.85
Peter Hollmann                                        100           September 26, 2005                   120.00
Peter Hollmann                                        100           September 26, 2005                   119.78
David J. Mastrocola                                 5,000           September 26, 2005                   120.00
Audrey A. McNiff                                    1,000           September 26, 2005                   120.00
Suzanne M. Nora Johnson                            83,333           September 26, 2005                   120.00
John S. Weinberg                                   25,000           September 26, 2005                   120.00
Charles W.A. Bott                                   3,000           September 27, 2005                   119.70
Lawrence V. Calcano                                 5,000           September 27, 2005                   120.06
Neil D. Crowder                                       900           September 27, 2005                   120.19
Neil D. Crowder                                       100           September 27, 2005                   120.25
Isabelle Ealet                                        100           September 27, 2005                   120.13
Isabelle Ealet                                        600           September 27, 2005                   120.14
Isabelle Ealet                                        800           September 27, 2005                   120.15
Jeffrey B. Goldenberg                               5,000           September 27, 2005                   120.00
Stefan Green                                        3,000           September 27, 2005                   119.70
Robert C. Jones                                       500           September 27, 2005                   120.54
Duncan L. Niederauer                               15,000           September 27, 2005                   120.13
Stuart M. Rothenberg                                1,250           September 27, 2005                   120.00
Stuart M. Rothenberg                                1,250           September 27, 2005                   120.00
Stuart M. Rothenberg                                1,250           September 27, 2005                   120.65
Stuart M. Rothenberg                                1,250           September 27, 2005                   120.65
Mark R. Tercek                                      8,300           September 27, 2005                   120.30
Richard J. Bronks                                  30,000           September 28, 2005                   120.15
Neil D. Crowder                                     1,000           September 28, 2005                   120.55
Jeffrey B. Goldenberg                               2,500           September 28, 2005                   120.70
Robert C. Jones                                       500           September 28, 2005                   120.11
Robert J. Markwick                                  3,000           September 28, 2005                   120.15
David J. Mastrocola                                 2,500           September 28, 2005                   120.75
John E. Waldron                                     6,738           September 28, 2005                   120.73
E. Gerald Corrigan                                 10,000           September 29, 2005                   119.10
John S. Daly                                        1,000           September 29, 2005                   121.18
Jeffrey B. Goldenberg                               2,500           September 29, 2005                   120.90
David J. Mastrocola                                 5,000           September 29, 2005                   121.26
Kathy M. Matsui                                     3,401           September 29, 2005                   120.40
John W. McMahon                                     1,500           September 29, 2005                   120.92
Audrey A. McNiff                                    1,000           September 29, 2005                   121.00
Stuart M. Rothenberg                                1,250           September 29, 2005                   121.00
Stuart M. Rothenberg                                1,250           September 29, 2005                   121.00

COVERED PERSON                                NUMBER OF SHARES          TRADE DATE               PRICE PER SHARE (IN $)
--------------                                ----------------      ------------------           ----------------------
Mark R. Tercek                                      6,200           September 29, 2005                   121.24
John S. Weinberg                                   25,000           September 29, 2005                   121.00
Neil D. Crowder                                     1,500           September 30, 2005                   121.07
Jeffrey B. Goldenberg                               2,500           September 30, 2005                   121.00
Maykin Ho                                           6,500           September 30, 2005                   121.28
Zu Liu Frederick Hu                                 1,000           September 30, 2005                   120.89
David J. Mastrocola                                 2,500           September 30, 2005                   121.50
Kathy M. Matsui                                     2,800           September 30, 2005                   121.20
Jean Raby                                             500           September 30, 2005                   120.89
Neil D. Crowder                                     1,000             October 3, 2005                    121.79
David J. Mastrocola                                 2,500             October 3, 2005                    121.75
Audrey A. McNiff                                    1,000             October 3, 2005                    122.00
Robinelli Limited                                  20,000             October 4, 2005                    119.67
Stuart M. Rothenberg                                1,250             October 4, 2005                    118.98
Stuart M. Rothenberg                                1,250             October 4, 2005                    118.98
Mark J. Tracey                                      3,000             October 4, 2005                    120.90
Terence J. O'Neill                                 50,000             October 5, 2005                    118.04
Neil D. Crowder                                     1,000            October 10, 2005                    118.68
Dean C. Backer                                        300            October 13, 2005                    115.27
Sharmin Mossavar-Rahmani                           10,000            October 17, 2005                    116.80
Jean-Luc Biamonti                                   4,000            October 18, 2005                    117.50
Abby Joseph Cohen                                  10,000            October 18, 2005                    117.68
E. Gerald Corrigan                                 15,000            October 18, 2005                    117.84
Vishal Gupta                                        1,444            October 18, 2005                    116.55
Keith L. Hayes                                      4,300            October 18, 2005                    117.70
Michael R. Miele                                    4,150            October 18, 2005                    116.55
Charlotte P. Ransom                                 2,120            October 18, 2005                    118.05
HJS2 Limited                                        2,500            October 18, 2005                    118.00
Mark R. Tercek                                      4,300            October 18, 2005                    117.15
Linnea K. Conrad                                      300            October 19, 2005                    118.89
Edith W. Cooper                                     2,000            October 19, 2005                    116.36
Michael G. De Lathauwer                             2,000            October 19, 2005                    119.20
Jeffrey B. Goldenberg                               2,500            October 19, 2005                    119.00
Peter Hollmann                                      1,500            October 19, 2005                    116.25
Philip Holzer                                       1,263            October 19, 2005                    116.25
Kathy M. Matsui                                     6,200            October 19, 2005                    120.00
HJS2 Limited                                        2,500            October 19, 2005                    119.00
HJS2 Limited                                        5,000            October 19, 2005                    120.00
HJS2 Limited                                        5,000            October 19, 2005                    121.00
George W. Wellde, Jr.                              20,000            October 19, 2005                    121.00
Jean-Luc Biamonti                                   2,000            October 20, 2005                    121.50
Lawrence V. Calcano                                 5,000            October 20, 2005                    120.06
Gary D. Cohn                                       10,000            October 20, 2005                    122.00
Laura C. Conigliaro                                 4,100            October 20, 2005                    121.60
Edith W. Cooper                                     1,700            October 20, 2005                    121.00
Edith W. Cooper                                       300            October 20, 2005                    121.02
Henry Cornell                                      50,000            October 20, 2005                    121.83
E. Gerald Corrigan                                  5,000            October 20, 2005                    121.02
Neil D. Crowder                                     2,000            October 20, 2005                    121.79
Diego De Giorgi                                     2,000            October 20, 2005                    121.97
Michael G. De Lathauwer                             2,000            October 20, 2005                    121.57
Alexander C. Dibelius                              17,000            October 20, 2005                    120.00

COVERED PERSON                                NUMBER OF SHARES          TRADE DATE               PRICE PER SHARE (IN $)
--------------                                ----------------      ------------------           ----------------------
Peter C. Gerhard                                   10,000            October 20, 2005                    121.76
Justin G. Gmelich                                   2,500            October 20, 2005                    121.94
Philip Holzer                                       1,263            October 20, 2005                    120.07
Gwen R. Libstag                                     6,000            October 20, 2005                    120.76
Wayne L. Moore                                     17,500            October 20, 2005                    121.12
Taneki Ono                                          5,781            October 20, 2005                    120.00
Jean Raby                                           1,000            October 20, 2005                    120.00
Marcus Schenck                                      2,000            October 20, 2005                    120.00
Edward M. Siskind                                  20,498            October 20, 2005                    121.19
Edward M. Siskind                                  30,466            October 20, 2005                    121.55
HJS2 Limited                                        2,500            October 20, 2005                    122.00
Mark R. Tercek                                      6,150            October 20, 2005                    121.75
David A. Viniar                                    25,000            October 20, 2005                    121.80

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                    NUMBER OF SHARES           TRADE DATE           PRICE PER SHARE (IN $)
--------------                    ----------------           ----------           ----------------------
Neil Z. Auerbach                        232              September 23, 2005              118.17

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON               NUMBER OF SHARES           TRADE DATE            PRICE PER SHARE (IN $)
--------------               ----------------           ----------            ----------------------
Byron D. Trott                    5,000             September 23, 2005                119.50
Andrew M. Gordon                 10,000             September 26, 2005                120.00
Andrew M. Gordon                  5,000             September 27, 2005                120.00
Andrew M. Gordon                  2,000              October 19, 2005                 121.20
David A. Viniar                     962              October 20, 2005                 121.80
David A. Viniar                     962              October 20, 2005                 121.80
David A. Viniar                     962              October 20, 2005                 121.80
David A. Viniar                     963              October 20, 2005                 121.80

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                                   STRIKE                                    NUMBER OF
                                                     NUMBER OF     PRICE      SALES PRICE     NUMBER OF       SHARES
  COVERED PERSON                DATE OF EXERCISE      OPTIONS      (IN $)       (IN $)       SHARES SOLD     RETAINED
---------------------           ----------------     ---------     ------     -----------    -----------     ---------
Frances R. Bermanzohn          September 21, 2005       9,575       53.00        116.54          9,575           0
Laura C. Conigliaro            September 21, 2005      16,000       53.00        116.60         16,000           0
Brahm S. Cramer                September 21, 2005      17,500       53.00        116.06         17,500           0
Mark F. Dehnert                September 21, 2005         646       48.13        115.80            646           0
Mark F. Dehnert                September 21, 2005      24,627       48.13        116.06         24,627           0
James Del Favero               September 21, 2005      22,526       53.00        116.14         22,526           0
Gregg R. Lemkau                September 21, 2005       3,434       53.00        116.00          3,434           0
Gregg R. Lemkau                September 21, 2005       3,434       53.00        116.05          3,434           0
Gregg R. Lemkau                September 21, 2005       6,867       53.00        116.48          6,867           0
Gregg R. Lemkau                September 21, 2005      13,734       53.00        117.23         13,734           0
Therese L. Miller              September 21, 2005      40,818       53.00        116.52         40,818           0

                                                                   STRIKE                                   NUMBER OF
                                                      NUMBER OF    PRICE       SALES PRICE     NUMBER OF      SHARES
    COVERED PERSO                DATE OF EXERCISE      OPTIONS     (IN $)        (IN $)       SHARES SOLD   RETAINED
---------------------          ------------------     ---------    ------      -----------    -----------   ---------
Ivan Ross                      September 21, 2005       1,000       53.00        117.07          1,000           0
Stacy Bash-Polley              September 21, 2005       2,150       91.61        117.07          2,150           0
Stacy Bash-Polley              September 21, 2005         850       91.61        117.10            758          92
David H. Tenney                September 21, 2005       8,000       53.00        116.60          8,000           0
Neil Z. Auerbach               September 22, 2005       5,652       82.88        118.80          5,652           0
Brahm S. Cramer                September 22, 2005      17,500       53.00        118.06         17,500           0
Gregg A. Gonsalves             September 22, 2005       4,500       53.00        117.83          4,500           0
David J. Greenwald             September 22, 2005       5,000       53.00        117.10          5,000           0
Robert D. Henderson            September 22, 2005      20,000       53.00        118.13         20,000           0
Eric S. Lane                   September 22, 2005       1,478       53.00        117.26          1,478           0
John J. Rafter                 September 22, 2005       5,000       53.00        117.25          5,000           0
Joseph Ravitch                 September 22, 2005       3,500       53.00        118.29          3,500           0
Ivan Ross                      September 22, 2005       1,000       53.00        118.86          1,000           0
Michael M. Smith               September 22, 2005       2,000       53.00        118.26          2,000           0
Sarah E. Smith                 September 22, 2005      11,000       53.00        118.00         11,000           0
Susan A. Willetts              September 22, 2005      30,000       53.00        118.00         30,000           0
Peter C. Aberg                 September 23, 2005      52,890       53.00        119.48         52,890           0
Kathleen G. Elsesser           September 23, 2005       6,300       53.00        118.73          6,300           0
H. John Gilbertson, Jr.        September 23, 2005       1,000       53.00        119.00          1,000           0
H. John Gilbertson, Jr.        September 23, 2005       2,000       53.00        119.27          2,000           0
H. John Gilbertson, Jr.        September 23, 2005       2,000       53.00        119.50          2,000           0
George N. Mattson              September 23, 2005       3,000       53.00        119.50          3,000           0
Ellen R. Porges                September 23, 2005       7,200       53.00        118.15          7,200           0
John J. Rafter                 September 23, 2005      10,000       53.00        119.35         10,000           0
John J. Rafter                 September 23, 2005      10,000       53.00        119.52         10,000           0
Joseph Ravitch                 September 23, 2005       2,500       53.00        119.00          2,500           0
Ivan Ross                      September 23, 2005       2,500       53.00        119.25          2,500           0
Michael M. Smith               September 23, 2005         850       53.00        118.11            850           0
Sarah E. Smith                 September 23, 2005      11,000       53.00        119.00         11,000           0
H. John Gilbertson, Jr.        September 26, 2005       2,000       53.00        120.00          2,000           0
Ellen R. Porges                September 26, 2005       7,162       53.00        119.91          7,162           0
Joseph Ravitch                 September 26, 2005      13,500       53.00        119.75         13,500           0
Ivan Ross                      September 26, 2005         750       53.00        119.85            750           0
Jeffrey S. Sloan               September 26, 2005       3,813       53.00        119.94          3,813           0
Michael M. Smith               September 26, 2005         850       53.00        119.91            850           0
Stacy Bash-Polley              September 27, 2005         800       91.61        119.70            706          94
Stacy Bash-Polley              September 27, 2005       2,200       91.61        119.70          2,200           0
Laura C. Conigliaro            September 27, 2005       7,000       53.00        120.00          7,000           0
H. John Gilbertson, Jr.        September 27, 2005       1,000       53.00        120.01          1,000           0
H. John Gilbertson, Jr.        September 27, 2005       1,000       53.00        120.70          1,000           0
H. John Gilbertson, Jr.        September 27, 2005       1,000       53.00        120.73          1,000           0
Toshinobu Kasai                September 27, 2005       4,218       82.88        119.70          4,218           0
Toshinobu Kasai                September 27, 2005      12,180       91.61        119.70         12,180           0
Jeffrey M. Moslow              September 27, 2005       2,000       53.00        120.40          2,000           0
Michael M. Smith               September 27, 2005         850       53.00        120.12            850           0
Sarah E. Smith                 September 27, 2005      10,000       53.00        120.00         10,000           0
H. John Gilbertson, Jr.        September 28, 2005       2,000       53.00        120.49          2,000           0
Gregg A. Gonsalves             September 28, 2005       4,500       53.00        120.67          4,500           0
Michael M. Smith               September 28, 2005         850       53.00        120.67            850           0
W. Thomas York, Jr.            September 28, 2005       3,000       53.00        120.18          3,000           0

                                                                   STRIKE                                   NUMBER OF
                                                     NUMBER OF     PRICE       SALES PRICE     NUMBER OF     SHARES
    COVERED PERSON              DATE OF EXERCISE      OPTIONS      (IN $)        (IN $)       SHARES SOLD   RETAINED
----------------------          ----------------     ---------     ------      -----------    -----------   ---------

Craig W. Broderick             September 29, 2005      10,000       53.00        119.10         10,000            0
Craig W. Broderick             September 29, 2005         523       53.00        119.10            523            0
Edith W. Cooper                September 29, 2005      34,000       53.00        121.17         34,000            0
H. John Gilbertson, Jr.        September 29, 2005       1,000       53.00        120.25          1,000            0
H. John Gilbertson, Jr.        September 29, 2005       1,000       53.00        121.00          1,000            0
H. John Gilbertson, Jr.        September 29, 2005       2,000       53.00        121.09          2,000            0
Philip Holzer                  September 29, 2005       4,498       53.00        120.68          2,467        2,031
George N. Mattson              September 29, 2005       3,000       53.00        121.00          3,000            0
Jeffrey M. Moslow              September 29, 2005       2,000       53.00        121.10          2,000            0
Ivan Ross                      September 29, 2005       2,500       53.00        121.26          2,500            0
Michael M. Smith               September 29, 2005         850       53.00        120.82            850            0
Sarah E. Smith                 September 29, 2005      13,104       53.00        121.00         13,104            0
Craig W. Broderick             September 30, 2005       5,000       53.00        121.00          5,000            0
Michael L. Dweck               September 30, 2005       4,954       53.00        120.89          4,954            0
Kathleen G. Elsesser           September 30, 2005       6,339       53.00        121.21          6,339            0
H. John Gilbertson, Jr.        September 30, 2005       2,000       53.00        121.50          2,000            0
John A. Mahoney                September 30, 2005      55,000       53.00        121.19         55,000            0
Michael M. Smith               September 30, 2005         850       53.00        120.90            850            0
David J. Greenwald               October 3, 2005        5,000       53.00        121.78          5,000            0
Jeffrey M. Moslow                October 3, 2005        2,000       53.00        121.66          2,000            0
Michael M. Smith                 October 3, 2005          850       53.00        121.89            850            0
Michael M. Smith                 October 4, 2005          850       53.00        119.06            850            0
Michael M. Smith                 October 6, 2005          850       53.00        117.66            850            0
Jeffrey A. Resnick              October 10, 2005        2,000       91.61        118.50          1,751          249
Michael M. Smith                October 10, 2005        1,500       53.00        119.11          1,500            0
Maykin Ho                       October 17, 2005        4,750       53.00        117.11          4,750            0
W. Thomas York, Jr.             October 17, 2005        3,000       53.00        117.18          3,000            0
Robert D. Henderson             October 18, 2005       20,000       53.00        117.14         20,000            0
Charles G.R. Manby              October 18, 2005       25,000       53.00        118.02         25,000            0
Michael M. Smith                October 18, 2005          850       53.00        118.03            850            0
Robert J. Christie              October 19, 2005        3,000       53.00        118.16          3,000            0
Robert J. Christie              October 19, 2005        3,000       53.00        119.80          3,000            0
Robert J. Christie              October 19, 2005        3,000       53.00        120.00          3,000            0
Robert J. Christie              October 19, 2005        5,000       53.00        120.50          5,000            0
Robert J. Christie              October 19, 2005        5,000       53.00        120.60          5,000            0
Robert J. Christie              October 19, 2005        5,000       53.00        121.00          5,000            0
Robert J. Christie              October 19, 2005        5,000       53.00        121.00          5,000            0
Stefan Green                    October 19, 2005        4,000       53.00        117.50          4,000            0
Celeste A. Guth                 October 19, 2005       10,000       53.00        120.00         10,000            0
Maykin Ho                       October 19, 2005        4,750       53.00        119.93          4,750            0
Robert J. Markwick              October 19, 2005       13,593       53.00        120.00         13,593            0
Arthur J. Peponis               October 19, 2005       30,000       53.00        118.64         30,000            0
Richard G. Sherlund             October 19, 2005       48,577       91.61        116.28         48,577            0
Richard G. Sherlund             October 19, 2005       14,000       91.61        116.37         11,999        2,001
Michael M. Smith                October 19, 2005        1,000       53.00        119.04          1,000            0
Michael M. Smith                October 19, 2005          500       53.00        119.61            500            0
Michael M. Smith                October 19, 2005          500       53.00        120.35            500            0
Charles W.A. Bott               October 20, 2005       20,000       53.00        120.00         20,000            0
Richard M. Campbell-Breeden     October 20, 2005       25,000       53.00        120.00         25,000            0

                                                                   STRIKE                                   NUMBER OF
                                                     NUMBER OF     PRICE      SALES PRICE     NUMBER OF      SHARES
    COVERED PERSON              DATE OF EXERCISE      OPTIONS      (IN $)       (IN $)       SHARES SOLD    RETAINED
-----------------------         ----------------     ---------     ------     -----------    -----------    ---------

Robert R. Gheewalla             October 20, 2005        2,074       53.00        121.85          2,074           0
H. John Gilbertson, Jr.         October 20, 2005        2,000       53.00        121.50          2,000           0
H. John Gilbertson, Jr.         October 20, 2005        5,000       53.00        121.50          5,000           0
James S. Golob                  October 20, 2005        5,000       53.00        121.36          5,000           0
Stefan Green                    October 20, 2005        9,000       53.00        120.10          9,000           0
Philip Holzer                   October 20, 2005        4,192       91.61        119.96          4,192           0
Philip Holzer                   October 20, 2005        1,940       91.61        120.68          1,940           0
Robert Howard                   October 20, 2005          242       53.00        121.75            242           0
Robert J. Markwick              October 20, 2005       10,000       53.00        121.87         10,000           0
Jeffrey M. Moslow               October 20, 2005        5,000       53.00        121.36          5,000           0
Jeffrey A. Resnick              October 20, 2005        4,251       91.61        120.00          4,251           0
Ivan Ross                       October 20, 2005        1,000       53.00        121.84          1,000           0
Katsunori Sago                  October 20, 2005        3,373       82.88        120.00          2,718         655
Katsunori Sago                  October 20, 2005        3,000       82.88        120.00          3,000           0
Katsunori Sago                  October 20, 2005        4,000       82.88        121.65          4,000           0
Steve M. Scopellite             October 20, 2005        5,750       53.00        121.44          5,750           0
Michael M. Smith                October 20, 2005          500       53.00        120.11            500           0
Michael M. Smith                October 20, 2005          503       53.00        121.92            503           0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

    Covered Person                    Transfer Date         Number of Shares
    --------------                  ------------------      ----------------
    Linnea K. Conrad                September 21, 2005                43
    Robert J. Pace                  September 23, 2005             5,000
    Kendrick R. Wilson III          September 23, 2005               500
    David J. Mastrocola             September 27, 2005               500
    Kendrick R. Wilson III          October 5, 2005               10,000
    Kevin W. Kennedy                October 19, 2005               7,000
    Robert C. King, Jr.             October 19, 2005               8,000
    Thomas K. Montag                October 20, 2005              40,000

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                               CALL WRITTEN OR     NUMBER OF     STRIKE
  COVERED PERSON                PUT PURCHASED       SHARES       PRICE        MATURITY DATE         TRANSACTION DATE
-------------------            ---------------     ---------     ------       -------------         ----------------
Peter C. Aberg                   Call Written         9,500       120        January 21, 2006        July 20, 2005
Milton R. Berlinski              Call Written       250,000       130        January 21, 2006      September 29, 2005
Stuart N. Bernstein              Call Written           500       115        October 22, 2005        June 16, 2005
Stuart N. Bernstein              Call Written         3,500       120        October 22, 2005        June 16, 2005
Stuart N. Bernstein              Call Written         2,000       125         April 22, 2006        October 19, 2005
Stuart N. Bernstein              Call Written         2,000       130         April 22, 2006        October 19, 2005
Stuart N. Bernstein              Call Written         2,000       135         April 22, 2006        October 20, 2005
Lawrence V. Calcano              Call Written        10,000       115        January 21, 2006        June 16, 2005
Lawrence V. Calcano              Call Written        15,000       110        January 21, 2006        June 16, 2005
Christopher A. Cole              Call Written         3,500       130        January 21, 2006        June 16, 2005
Christopher A. Cole              Call Written        10,000       140         April 22, 2006       September 27, 2005
E. Gerald Corrigan              Put Purchased       125,000        90        January 21, 2006        June 16, 2005
Peter C. Gerhard                 Call Written        50,000       115        January 21, 2006        June 16, 2005
Peter C. Gerhard                 Call Written        25,000       110        January 21, 2006        June 16, 2005
Peter C. Gerhard                 Call Written        25,000       125        January 21, 2006      September 30, 2005
Jeffrey M. Moslow                Call Written         5,000       115        January 21, 2006         July 8, 2005
Jeffrey M. Moslow                Call Written         5,000       125        January 21, 2006         July 8, 2005
Jeffrey M. Moslow                Call Written         5,000       120        January 21, 2006         July 8, 2005
Michael D. Ryan                  Call Written        20,000       115        January 21, 2006       October 19, 2005
Michael D. Ryan                  Call Written        10,000       120        January 21, 2006       October 20, 2005
Edward M. Siskind                Call Written        10,000       115        January 21, 2006        August 2, 2005
Edward M. Siskind                Call Written         4,100       115        January 21, 2006      September 29, 2005
Jeffrey S. Sloan                 Call Written         2,800       135         April 22, 2006       September 29, 2005

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2005

                                     By:    /s/ Beverly L. O'Toole
                                            ------------------------------------
                                     Name:  Beverly L. O'Toole
                                     Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                Description
-------                                -----------
   A.          Registration Rights Instrument, dated as of December 10,
               1999 (incorporated by reference to Exhibit G to Amendment
               No. 1 to the Initial Schedule 13D, filed December 17, 1999
               (File No. 005-56295)).

   B.          Supplemental Registration Rights Instrument, dated as of
               December 10, 1999 (incorporated by reference to Exhibit H to
               Amendment No. 1 to the Initial Schedule 13D, filed December
               17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
               Group, L.P. (incorporated by reference to Exhibit I to
               Amendment No. 2 to the Initial Schedule 13D, filed June 21,
               2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C.
               (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
               005-56295)).

   E.          Supplemental Registration Rights Instrument, dated as of
               June 19, 2000 (incorporated by reference to Exhibit R to
               Amendment No. 5 to the Initial Schedule 13D, filed August 2,
               2000 (File No. 005-56295)).

   F.          Power of Attorney (incorporated by reference to Exhibit X to
               Amendment No. 14 to the Initial Schedule 13D, filed March
               29, 2001 (File No. 005-56295)).

   G.          Supplemental Registration Rights Instrument, dated as of
               December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed
               January 23, 2001 (File No. 005-56295)).

   H.          Supplemental Registration Rights Instrument, dated as of
               December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
               333-74006) filed by The Goldman Sachs Group, Inc.).

   I.          Supplemental Registration Rights Instrument, dated as of
               December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
               333-101093) filed by The Goldman Sachs Group, Inc.).

   J.          Form of Written Consent Relating to Sale and Purchase of
               Common Stock (incorporated by reference to Exhibit FF to
               Amendment No. 35 to the Initial Schedule 13D, filed January
               8, 2003 (File No. 005-56295)).

   K.          Supplemental Registration Rights Instrument, dated as of
               December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
               333-110371) filed by The Goldman Sachs Group, Inc.).

   L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
               Schedule 13D, filed June 22, 2004 (File No. 005-56295)).